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Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

March 6, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director
Mail Stop 0610

Re:	China Health Resource, Inc.
Preliminary Information Statement, filed February 18, 2009
File No. 000-50029

Dear Mr. Riedler:

On behalf of China Health Resource, Inc., a Delaware corporation (the “Company”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s response to comments received from the Staff set forth in the Staff’s letter, dated February 26, 2009 (the “Comment Letter”), relating to the Company’s preliminary Information Statement on Schedule 14C, filed February 18, 2009.

For the convenience of the Staff, the Company has restated in this letter each of the Staff’s comments and numbered each of its responses to correspond with the comments in the Comment Letter.

Item 3:  Amendment and Restatement of the Certificate of Incorporation, page 15

Comment 1.

The proposal refers to four specific amendments to your certificate of incorporation.  Please unbundle the presentation to separately describe each individual proposed amendment, the purposes and effects of each change to the certificate of incorporation and the positive and negative aspects of each proposed amendment.

U.S. practice conducted through McDermott Will & Emery LLP.
28 State Street Boston Massachusetts 02109-1775  Telephone: +1 617 535 4000  Facsimile: +1 617 535 3800   www.mwe.com

Jeffrey Riedler
March 6, 2009

Response to Comment 1.

The Company has revised the disclosure under Item 3 in consideration of the Staff’s comment.

Comment 2.

Please disclose the compensation to be paid to the holders of Class B stock when the Class B stock is eliminated

Response to Comment 2.

The Company advises the Staff that, as of the Record Date and as of the date hereof, there were no holders of the Company’s Class B stock.  Previously issued and outstanding shares of such stock were cancelled in December 2008 in conjunction with the cancellation of a related property lease agreement.  Such transaction was disclosed in the Company’s Current Report on Form 8-K, dated December 15, 2008, filing date December 19, 2008.  Consequently, the Company considers that no disclosure is necessary in response to the Staff’s comment.

Comment 3.

Please disclose whether Class B shareholders currently vote as a separate class or together with common shareholders.

Response to Comment 3.

As noted in the Company’s response to Comment 2 above, there are no holders of the Company’s Class B stock.  Consequently, the Company considers that no disclosure is necessary in response to the Staff’s comment.  Nonetheless, to avoid any confusion, the Company has added disclosure to the Notice of Action by Written Consent and the first page of the Information Statement to emphasize that there are no holders of the Company’s Class B stock.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the relevant filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Jeffrey Riedler
March 6, 2009

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance and cooperation in connection with the matters discussed herein. If you have any questions or comments with regard to the information contained in this letter or the Company’s amended filings, please do not hesitate to contact me.

Respectfully submitted,

/s/ Barbara A. Jones

cc:	John Krug, Senior Counsel, Division of Corporation Finance, Securities and Exchange Commission
Daniel Greenspan, Special Counsel, Division of Corporation Finance, Securities and Exchange Commission
Suzanne Hayes, Branch Chief, Division of Corporation Finance, Securities and Exchange Commission
Jiayin Wang, President, China Health Resource, Inc.